SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED September 30, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

     For the transition period from

     Commission file number 0-15495

MESA AIR GROUP, INC. 401(K) PLAN
(Full title of the plan)

Address of the plan

MESA AIR GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(Address of issuer’s principal executive office)

Mesa Air Group, Inc.
401(k) Plan

Financial Statements for the Years Ended September 30, 2004 and 2003, Supplemental Schedule for the Year Ended September 30, 2004 and Report of Independent Registered Public Accounting Firm

MESA AIR GROUP, INC. 401(k) PLAN

Ex-23.1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Plan Participants
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of Mesa Air Group, Inc. 401(k) Plan (the “Plan”) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche , LLP

Phoenix, Arizona
April 11, 2005

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS:
Investments at fair value	$25,333,664	$24,510,628
Participant loans	781,122	786,992

Total investments	26,114,786	25,297,620

CONTRIBUTIONS RECEIVABLE:
Employee	143,881	159,889
Employer	27,137	31,085

Total contributions receivable	171,018	190,974

NET ASSETS AVAILABLE FOR BENEFITS	$26,285,804	$25,488,594

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Interest and dividends	$238,814	$181,879
Net (depreciation) appreciation in fair value of investments	(1,021,957)	7,084,797

Total investment (loss) income	(783,143)	7,266,676

Contributions:
Employee	3,827,233	3,229,435
Employer	717,995	419,349

Total contributions	4,545,228	3,648,784

Total additions	3,762,085	10,915,460

DEDUCTIONS:
Benefits paid to participants	(2,964,875)	(1,297,554)

Increase in net assets available for benefits	797,210	9,617,906

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	25,488,594	15,870,688

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$26,285,804	$25,488,594

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. On March 1, 2004, the Trustee of the Plan was changed from Putnam Fiduciary Trust Company (“Putnam”) to Nationwide Trust Company FSB.

a.	General—The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the “Employer”). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, who are 21 years of age and have completed one year of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

b.	Contributions and Vesting—Various accounts have been established for pretax voluntary employee contributions, forfeitures and earnings or losses from plan assets. Accounts in use and their major provisions are as follows:

•	Employee Contribution Account—Salary Reduction Contribution Accounts have been established for pretax voluntary employee contributions ranging from 1% to 15% of employee compensation up to the annual deferral limit set by the Internal Revenue Code (“IRC”). All such balances are fully vested.

•	Employer Contributions Account—Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer’s Board of Directors as a profit sharing contribution. Employer discretionary contributions are allocated to active participants based upon the ratio that each participant’s annual compensation bears to the total of all active participants’ annual compensation. Forfeitures are reallocated and may be used to reduce Employer matching contributions. In 2004 and 2003, Employer contributions were 25% of participant contributions up to 10% of compensation.

•	Vesting—Employees are 20% vested in Employer contribution accounts after one year of service. Vesting subsequently increases 20% per year until the participant becomes fully vested after five years. Participants also become fully vested upon becoming disabled, reaching age 65, or death, if still employed by the Employer.

c.	Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, an allocation of the Employer’s discretionary contribution and the Plan’s earnings. The Employer’s discretionary contribution is allocated to each participant in the ratio that each such participant’s basic contribution (up to 4%) for the Plan year bears to all basic contributions of all participants. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

d.	Investment Options—As of September 30, 2004, participants may direct employee contributions in 1% increments in any of 16 investment options offered by Nationwide Trust Company FSB (“Nationwide”) and the Employer Stock Fund, which is a fund that invests in Mesa Air Group, Inc. common stock. At September 30, 2004, the Employer Stock Fund contained approximately 97% common stock in Mesa Air Group, Inc. and 3% cash pending investment.

e.	Benefits—Benefits are available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment, installments or a nontransferable annuity. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

f.	Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured solely by the vested balance in the participant’s account. The loans accrue interest at a fixed rate determined by the Plan Administrator. The rate will be comparable to those currently available from commercial institutions. Interest rates on existing loans range from 5% to 9% as of September 30, 2004. Principal and interest are payable through monthly payroll deductions. At September 30, 2004 there were approximately $104,000 of loans in default.

g.	Plan Termination—Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees’ rights are nonforfeitable.

h.	Tax Status—The Internal Revenue Service has determined and informed the Prototype Sponsor by National Officer Opinion letter dated August 7, 2001 that the Plan and related trust documents are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

a.	Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

b.	Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

c.	Investment Valuation—Mutual fund investments are stated at market value based upon quoted market prices as determined by the Plan Trustee. The Employer Stock Fund, which contains Mesa Air Group, Inc. stock and cash, is valued on a unitized basis, whereby the market value is represented by the quoted price of the common stock of Mesa Air Group, Inc. plus the cash. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

d.	Administrative Expenses—All administrative expenses are paid by the Employer.

e.	Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2004	2003
Nationwide Trust Company FSB

Franklin Capital Growth Fund	$4,855,309
VanKampen Growth and Income Fund	4,501,114
One Group MidCap Growth Fund	4,128,780
American Funds EuroPacific Fund	3,335,442
Short Term Indexed Fund	2,689,222
Evergreen Core Fund	1,517,181
Employer Stock Fund	2,678,996

Putnam Fiduciary Trust Company

Putnam Voyager Fund		$5,019,857
Putnam New Opportunities		4,589,395
Putnam Growth and Income Fund		4,003,443
Putnam Global Growth Fund		2,822,315
Putnam Money Market Fund		2,180,161
Putnam Income Fund		1,529,919
Mesa Air Group, Inc. common stock		4,365,538

During the years ended September 30, 2004 and 2003, the Plan’s investments (including investments bought and sold, as well as held during the year)(depreciated) appreciated by $(1,021,957) and $7,084,797, respectively.

4.	RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2004 and the year ended 2003, certain Plan investments were shares of mutual funds managed by Putnam, the Trustee of the Plan in those periods as defined in the Plan document. Additionally, certain Plan investments are shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as party-in-interest transactions.

5.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the year ended September 30, 2003, the Employer failed to remit certain employee contributions to the Trustee in accordance with the Department of Labor Regulations. The Employer has represented to the Plan Administrator that it has paid all penalties related to these transactions and will make all participants whole in accordance with ERISA and the IRC. The Employer corrected the timing of payments during April 2003 and has since been in compliance with Department of Labor Regulations.

* * * * * *

MESA AIR GROUP, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2004

Column B	Column C	Column E
	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Similar Party	Par or Maturity Value	Value
Nationwide Trust Company FSB	Franklin Capital Growth Fund - 479,774 shares	$4,855,309

Nationwide Trust Company FSB	VanKampen Growth and Income Fund - 243,172 shares	4,501,114

Nationwide Trust Company FSB	One Group MidCap Growth Fund - 197,644 shares	4,128,780

Nationwide Trust Company FSB	American Funds EuroPacific Fund - 106,022 shares	3,335,442

Nationwide Trust Company FSB	Short Term Indexed Fund - 2,670,911 units	2,689,222

Mesa Air Group, Inc.	Employer Stock Fund - 4,496,233 units	2,678,996

Nationwide Trust Company FSB	Evergreen Core Fund - 140,480 shares	1,517,181

Nationwide Trust Company FSB	Davis NY Venture Fund - 10,493 shares	298,106

Nationwide Trust Company FSB	Lord Abbett Midcap Value Fund - 14,328 shares	295,873

Nationwide Trust Company FSB	American Century Small Company Fund - 32,020 shares	289,144

Nationwide Trust Company FSB	AIM Real Estate Fund - 9,136 shares	208,674

Nationwide Trust Company FSB	American Century Small Cap Value Fund - 20,556 shares	204,122

Nationwide Trust Company FSB	UBS S & P 500 Index Fund - 12,461 shares	162,248

Nationwide Trust Company FSB	AIM Midcap Core Equity Fund - 2,437 shares	69,018

Nationwide Trust Company FSB	PIMCO High Yield Fund - 4,779 shares	46,502

Nationwide Trust Company FSB	Gartmore Money Market Fund - 31,088 units	31,548

Nationwide Trust Company FSB	Salbro IS Small Cap Growth Fund - 1,676 shares	22,285

Uninvested Cash		100

Participant loans	Maturing from 2005 to 2025, with interest
	rates ranging from 5.00% to 9.00%	781,122

	Total assets held for investment purposes	$26,114,786